UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. __2___)*

                    Accuhealth, Inc.
      ______________________________________________________
                        (Name of Issuer)

               Common Stock, $ .01 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         004380911
               ____________________________________
                         (CUSIP Number)
     Austin W. Marxe, 153 East 53rd Street, New York, NY 10022
               (212) 832-5300
      ______________________________________________________
     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                    December 31, 1997
     _________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
I(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                    SCHEDULE 13D

CUSIP No. 004380911                         Page 2 of 4 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Cayman Fund, L.P.
     98-0132442
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS*  00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER              215,286
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER         215,286
REPORTING     ------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
   215,286
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.2
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------










                                        Page 3 of 4 Pages

Item 1. Security and Issuer. This statement (Schedule 13-D) relates to the Common Stock, $ .01 Par Value of
          Accuhealth, Inc.., a New York corporation (the
          "Issuer"). The Issuer's principal executive office is 1575 Bronx River Avenue, Bronx, New York 10460.

Item 2. Identity and Background. This statement is filed on behalf of Special Situations Cayman Fund, L.P. ("the Fund") a limited partnership formed on December 19, 1991 under the laws of the Cayman Islands. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P. O. Box 694, Edwards Street, Grand Cayman, Cayman Islands, British West Indies. The business of the Fund is to acquire, purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. AWM Investment Company, Inc.("AWM"), a Delaware corporation and a registered investment adviser under the Investment Advisers Act of 1940, serves as the investment adviser to and general partner of the Fund. Austin Marxe, the primary owner, President and Chief Executive Officer of AWM is principally responsible for the selection, acquisition and disposition of the portfolio securities by AWM on behalf of the Fund. AWM and Austin Marxe's principal business address is 153 East 53 Street, New York, NY 10022. The Fund, AWM and Austin Marxe have not been
          (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. AWM and Austin Marxe have previously filed Schedule 13G with respect to their beneficially ownership in the securities reported hereby.

Item 3.   Source and Amount of Funds or Other Consideration.
          The business of the Fund is to acquire, purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. The Fund received 10,645 and 4,640 shares of common stock as stock dividends in April and June 1997.

Item 4. Purpose of the Transaction. The Fund acquired and holds all shares beneficially owned solely for
                                   Page 4 of 4 Pages
          investment purposes. The Fund has no plans or proposals in respect of any of the matters set forth in the instructions to this Item 4.

Item 5.   Interest in Securities of the Issuer.
          (a) The Fund beneficially owns 137,500 shares of Cumulative Convertible Preferred Stock convertible into 137,500 shares of Common Stock, and 77,786 shares of common stock. Upon conversion of the preferred stock the fund would own 11.2 % of the Issuers shares outstanding.
          (b) The Fund, through its General Partner, AWM, has the sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of all shares beneficially owned by it.
          (c) Except as described in Item 3, the Fund has not effected any transaction involving its shares in the past 60 days.
          (d) The Fund has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by it.
          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Fund and any other person with respect to any securities of the Issuer, other than pursuant to the Purchase and Sale Agreement of which the Fund is a party.

Item 7.   Material to be Filed as Exhibits.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


______________           _____________________________
Date                     Special Situations Cayman Fund,L.P.
                         by: David M. Greenhouse, Vice President
                         of AWM Investment Company, Inc.
                         The General Partner